SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2000

                               IWI HOLDING LIMITED
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

            BVI                        0-25108                     None
 ---------------------------    ----------------------       -------------------
(State or other jurisdiction   (Commission File Number)      (IRS Employer
  of incorporation)                                          Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F    X                      Form 40-F
                    -------                            ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                 No   X
               ------                             ------

(If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .)
                                      -----------

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                   (Unaudited)
                                                     June 30,       December 31,
                                                ----------------   -------------
                                                      2000             1999
                                                ----------------   -------------
ASSETS:
Current assets                                   $      39          $       82
Cash
Accounts receivable, less allowances
for doubtful accounts of $423 in 2000
and $625 in 1999                                     1,782               2,839
Inventories                                          5,648               4,800
Prepaid expenses                                       126                 104
                                                ------------      --------------
Total current assets                                 7,595               7,825
                                                ------------      --------------
Property and equipment                               2,875               2,862
Less accumulated depreciation                       (2,114)             (1,974)
                                                ------------      --------------
Property and equipment - net                           761                 888
                                                ------------      --------------
Total assets                                     $   8,356           $   8,713
                                                ============      ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Line of credit                                   $   1,601           $   2,319
Notes payable                                           15                  60
Accounts payable trade                               2,448               1,858
Accounts payable to affiliated company               1,588               1,786
Accrued advertising                                    398                 373
Accrued liabilities                                    826                 845
                                                ------------      --------------
Total current liabilities                            6,876               7,241
                                                ------------      --------------
Shareholder's equity:
Preferred stock, $1 par value;
5,000,000 shares authorized;
3,644,880 shares issued
and outstanding                                      3,645               3,645
Common stock, no par value; 10,000,000
shares authorized; 2,554,700 shares
issued and outstanding

Additional paid-in capital                          12,446              12,446
Retained earnings (deficit)                        (14,611)            (14,619)
                                                ------------      --------------
Total shareholders' equity                           1,480               1,472
                                                ------------      --------------
Total liabilities and shareholders' equity      $    8,356           $   8,713
                                                ============      ==============

                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)

                                              Three Months Ended            Six Months Ended
                                                   June 30,                     June 30,
                                         ----------------------------  ---------------------------
                                             2000           1999          2000           1999
                                         -------------   ------------  ------------   ------------

Net sales                                  $    4,031      $   2,886      $  8,742      $   5,705
Cost of sales                                   2,917          2,003         6,272          4,024
                                         -------------   ------------  ------------   ------------
Gross profit (loss)                             1,114            883         2,470          1,681
Selling, general & administrative
expenses                                        1,150          1,071         2,329          2,149
                                         -------------   ------------  ------------   ------------
Income (loss) from operations                    (36)          (188)           141          (468)
Interest expense                                   65             38           133             79
                                         -------------   ------------  ------------   ------------
Income (loss) before income taxes               (101)          (226)             8          (547)
Income taxes (benefit)                              -              -             -              -
                                         -------------   ------------  ------------   ------------
Net income (loss)                          $    (101)     $    (226)    $        8     $    (547)
                                         =============   ============  ============   ============
Net income (loss) per common share         $   (0.04)     $   (0.09)   $         -     $   (0.21)
                                         =============   ============  ============   ============
Weighted average number of common shares
outstanding                                 2,554,700      2,554,700     2,554,700      2,554,700
                                         =============   ============  ============   ============

                               IWI HOLDING, LTD.
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                  (Unaudited)

                                                      Six Months Ended    Twelve Months Ended
                                                      -----------------   ---------------------

                                                       June 30, 2000       December 31, 1999
                                                      -----------------   ---------------------

Cash flows from operating activities:
Net income (loss)                                        $         8           $       57
Adjustment to reconcile net income loss
to net cash used on operating activities:
Depreciation and amortization                                    140                  297
Loss on sale of assets                                             -                    -
Provision for doubtful accounts                                 (202)                 125
Changes in operating assets and liabilities:
Accounts receivable                                            1,259               (1,215)
Accounts receivable from affiliated companies                      -                    -
Inventories                                                     (848)              (1,114)
Prepaid expenses                                                 (21)                   3
Accounts payable trade                                           588                  203
Accounts payable trade affiliated companies                     (197)                 363
Accrued liabilities                                                6                  484
                                                      ---------------     ----------------
Net cash provided by (used in) operating activities:             733                 (797)
                                                      ---------------     ----------------
Investing activities:
Purchase of property and equipment                               (13)                (240)
Proceeds from sale of equipment                                    -                    -
Proceeds form sale of assets held for disposal                     -                    -
                                                      ---------------     ----------------
Net cash generated (used in) investing activities                (13)                (240)
                                                      ---------------     ----------------
Cash flows from financing activities
Borrowing from notes payable to employees                        (45)                 (65)
Proceeds from (payments on) lines of credit, net                (718)               1,102
Payments on notes payable to shareholders and payable to
affiliates                                                         -                    -
Repurchase of common stock                                         -                    -
                                                      ---------------     ----------------
Net cash provided by (used in) financing activities             (763)               1,037
                                                      ---------------     ----------------
Net increase (decrease) in cash                                  (43)                   -
Cash at beginning of year/period                                  82                   82
                                                      ---------------     ----------------
Cash at end of period                                     $       39          $        82
                                                      ===============     ================

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        IWI HOLDINGS LIMITED


                                        /s/ Joseph K. Lau
                                        -----------------------------------
                                        Joseph K. Lau
                                        President & Chief Executive Officer

Date: September 13, 2000